February 3, 2025

Zhou Hongxiao
Chief Executive Officer
Longduoduo Company Limited
G3-5-8016 Shui   an Town, Ruyi Headquarters Base
Hohhot Economic Development Zone
Inner Mongolia 010000
P.R. China

       Re: Longduoduo Company Limited
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed October 15, 2024
           File No. 000-56615
Dear Zhou Hongxiao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:   Robert Brantl, Esq.